GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959

03 SEP 17 AM 7:21

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref : GCSS-EL/2318/03/LTR

SUPPL

12 September 2003

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

03032128

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcements dated:

- 9 September 2003 (*Mandatory Unconditional Offer for Target Realty Limited ("TRL") – Potential Suspension of TRL Shares by SGX-ST pursuant to Rule 1105 of the SGX-ST Listing Manual*); and
- 11 September 2003 (*Mandatory Unconditional Offer for Target Realty Limited – Level of Acceptances as at the Close of the Offer*)

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

9/22

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)

Ms Catherine Loh (without enclosures)

EL/kw

MASNET No. 117 OF 09.09.2003
Announcement No. 117

CITY DEVELOPMENTS LIMITED

MANDATORY UNCONDITIONAL OFFER FOR TARGET REALTY LIMITED ("TRL") - Potential Suspension of TRL Shares by SGX-ST pursuant to Rule 1105 of the SGX-ST Listing Manual

DBS Bank Ltd ("DBS") has today issued an announcement for and on behalf of the Company in relation to the potential suspension of TRL Shares by Singapore Exchange Securities Trading Limited ("SGX-ST") pursuant to Rule 1105 of the SGX-ST Listing Manual. Taking into account the valid acceptances received up to 5.00 p.m. on 9 September 2003, the Company and its Concert Parties now own or control an aggregate of 205,089,233 TRL Shares, representing 90.400% of the issued share capital of TRL.

DBS Announcement (9Se

Submitted by Enid Ling Peek Fong, Company Secretary on 09/09/2003 to the SGX

MANDATORY UNCONDITIONAL OFFER

by

DBS

for and on behalf of

CITY DEVELOPMENTS LIMITED

(Incorporated in the Republic of Singapore)

to acquire all the issued ordinary shares of $0.05 each in the capital of

TARGET REALTY LIMITED

(Incorporated in the Republic of Singapore)

other than those already held by the Offeror, its related corporations, or the respective nominees of the Offeror or its related corporations as at the date of the Offer

Potential Suspension of TRL Shares by SGX-ST pursuant to Rule 1105 of the SGX-ST Listing Manual

All capitalised terms used and not defined herein shall have the meanings given to them in the Offer Document dated 29 July 2003 issued by DBS Bank Ltd ("DBS Bank"), for and on behalf of City Developments Limited ("CDL" or the "Offeror").

Acceptances Received

DBS Bank wishes to announce, for and on behalf of CDL, that as at 5.00 p.m. on 9 September 2003, CDL has received valid acceptances amounting to 78,713,811 Offer Shares, representing 34.696% of the issued share capital of TRL and 77.956% of the Offer Shares. Included in these acceptances are acceptances in respect of 24,292,498 Offer Shares tendered by certain Concert Parties, representing 10.708% of the issued share capital of TRL and 24.059% of the Offer Shares.

As at the Transfer Announcement Date and the Offer Announcement Date, the CDL Group owned 5,486,976 TRL Shares representing 2.419% of the issued share capital of TRL. Pursuant to the Transfer which was completed on 28 July 2003, the CDL Group's combined equity interest in TRL increased to 125,896,755 TRL Shares representing 55.493% of the issued share capital of TRL. In addition, various Concert Parties held 24,771,165 TRL Shares representing 10.919% of the issued share capital of TRL as at the Transfer Announcement Date and the Offer Announcement Date. Save for the Transfer and acceptances under the Offer, from the Transfer Announcement Date to 5.00 p.m. on 9 September 2003, neither CDL nor, based on information available to CDL as at 9 September 2003, any of its Concert Parties has acquired or agreed to acquire any TRL Shares.

Taking into account the valid acceptances received up to 5.00 p.m. on 9 September 2003, **CDL and its Concert Parties now own or control an aggregate of 205,089,233 TRL Shares, representing 90.400% of the issued share capital of TRL.**

Suspension and Delisting

As CDL has received valid acceptances that bring the holdings owned by CDL and its Concert Parties to above 90% of the TRL Shares in issue, the SGX-ST may suspend the listing of TRL Shares in the Ready and Odd-Lots markets until such time it is satisfied that at least 10% of the TRL Shares in issue are held by at least 500 shareholders who are members of the public, pursuant to Rule 1105 of the SGX-ST Listing Manual. As stated in the Offer Document, in such event, CDL has no intention to undertake any action for any such listing suspension to be lifted.

Given that CDL and its Concert Parties already have an aggregate shareholding of not less than 75% in TRL as at the date of this announcement, CDL intends to make an application to the SGX-ST for the voluntary delisting of TRL from the Official List of the SGX-ST, pursuant to Rule 1306 of the SGX-ST Listing Manual, even if CDL is not entitled to exercise rights of compulsory acquisition after the close of the Offer.

In this respect, Rule 1307 of the SGX-ST Listing Manual requires, *inter alia*, a reasonable exit alternative, which should normally be in cash, to be offered to the shareholders of TRL. However, under Rule 33 of the Code, CDL will not be able to make an exit offer on terms better than those made available under the Offer, without the consent of SIC, if CDL should decide to seek a delisting of TRL within six months of the close of the Offer.

Reminder of Final Closing Date

Shareholders of TRL are reminded that the Offer will close at 3.30 p.m. (Singapore time) on 11 September 2003. CDL has no intention of extending the Offer beyond that date. Accordingly, the Offer will not be open for acceptance beyond 3.30 p.m. on 11 September 2003. Any acceptances received after 3.30 p.m. on 11 September 2003 will be rejected.

Shareholders of TRL who wish to accept the Offer but have not done so should complete, sign and forward their relevant acceptance form and all other relevant documents, in accordance with the relevant provisions set out in the Offer Document and the relevant acceptance form, as soon as possible so as to reach the Offeror not later than 3.30 p.m. on 11 September 2003.

The Directors (including those who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated herein are fair and accurate and no material facts have been omitted from this announcement, and they jointly and severally accept responsibility accordingly.

MASNET No. 78 OF 11.09.2003
Announcement No. 92

CITY DEVELOPMENTS LIMITED

MANDATORY UNCONDITIONAL OFFER FOR TARGET REALTY LIMITED - Level of Acceptances as at the Close of the Offer

DBS Bank Ltd ("DBS") has today issued an announcement for and on behalf of the Company in relation to the level of acceptances as at the close of the Offer.

Attached announcement by DBS is for information only.

Closing Annmt (11.09.03)-

Submitted by Enid Ling Peek Fong, Company Secretary on 11/09/2003 to the SGX

MANDATORY UNCONDITIONAL OFFER

by

DBS

for and on behalf of

CITY DEVELOPMENTS LIMITED

(Incorporated in the Republic of Singapore)

to acquire all the issued ordinary shares of $0.05 each in the capital of

TARGET REALTY LIMITED

(Incorporated in the Republic of Singapore)

other than those already held by the Offeror, its related corporations, or the respective nominees of the Offeror or its related corporations as at the date of the Offer

Level of Acceptances as at the Close of the Offer

All capitalised terms used and not defined herein shall have the meanings given to them in the Offer Document dated 29 July 2003 issued by DBS Bank Ltd ("DBS Bank"), for and on behalf of City Developments Limited ("CDL" or the "Offeror").

Close of the Offer

DBS Bank wishes to announce, for and on behalf of the Offeror, that the Offer has closed at 3.30 p.m. on 11 September 2003 (the "Closing Date").

All forms of acceptance and other relevant documents received after 3.30 p.m. on the Closing Date will not be accepted and will be returned by ordinary post at the risk of the relevant accepting Shareholders.

Level of Acceptances

As at 3.30 p.m. on the Closing Date, the Offeror has received valid acceptances amounting to 89,859,386 Offer Shares (inclusive of 348,776 Offer Shares accompanied by contract statements that have not been earmarked by CDP), representing 39.608% of the issued share capital of TRL and 88.994% of the Offer Shares. Included in these acceptances are acceptances in respect of 24,771,165 Offer Shares tendered by its Concert Parties, representing 10.919% of the issued share capital of TRL and 24.533% of the Offer Shares.

As at the Transfer Announcement Date and the Offer Announcement Date, the CDL Group owned 5,486,976 TRL Shares representing 2.419% of the issued share capital of TRL. Pursuant to the Transfer which was completed on 28 July 2003, the CDL Group's combined equity interest in TRL increased to 125,896,755 TRL Shares representing 55.493% of the issued share capital of TRL. In addition, various Concert Parties held 24,771,165 TRL Shares representing 10.919% of the issued share capital of TRL as at the Transfer Announcement Date and the Offer Announcement Date. Save for the Transfer and acceptances under the Offer, from the Transfer Announcement Date to 3.30 p.m. on the Closing Date, neither CDL nor, based on information available to CDL as at the Closing Date, any of its Concert Parties has acquired or agreed to acquire any TRL Shares.

Taking into account the valid acceptances received up to 3.30 p.m. on the Closing Date, the CDL Group now owns or controls an aggregate of 215,756,141 TRL Shares, representing 95.102% of the issued share capital of TRL.

Settlement

The Offeror has already effected settlement in respect of valid acceptances received on or before 5.00 p.m. on 2 September 2003.

In respect of valid acceptances of the **Cash Alternative** received after 5.00 p.m. on 2 September 2003 but on or before 3.30 p.m. on the Closing Date, remittances in the form of cheques for the appropriate amounts will be despatched by ordinary post to the accepting Shareholders (or in the case of Shareholders whose Offer Shares are not deposited with CDP, their designated agents as they may direct) at their own risk within 21 days of the date of receipt of such valid acceptances.

In respect of valid acceptances of the **Share Alternative** received after 5.00 p.m. on 2 September 2003 but on or before 3.30 p.m. on the Closing Date, the appropriate number of New CDL Shares will be credited to the Securities Accounts of the accepting Shareholders, or share certificates in respect of the appropriate number of New CDL Shares, will be despatched by ordinary post to the accepting Shareholders (or in the case of Shareholders whose Offer Shares are not deposited with CDP, their designated agents as they may direct) at their own risk, as the case may be, within 21 days of the date of receipt of such valid acceptances.

Suspension of Listing and Delisting Application

Further to the announcement by TRL on 9 September 2003 that, *inter alia*, CDL has received acceptances pursuant to the Offer that bring the holdings of CDL and its Concert Parties to more than 90% of the TRL Shares in issue, the SGX-ST has suspended the listing of TRL Shares in the Ready and Odd-Lots markets on 10 September 2003 pursuant to Rule 1105 of the SGX-ST Listing Manual. As stated in the Offer Document, CDL has no intention to undertake any action for such listing suspension to be lifted.

Given that the CDL Group has an aggregate shareholding of not less than 75% in TRL as at the Closing Date, **CDL intends to make an application to the SGX-ST for the voluntary delisting of TRL from the Official List of the SGX-ST.**

Right of Dissenting Shareholders under Section 215(3) of the Act

As stated in the Offer Document, dissenting shareholders of TRL have a right under and subject to Section 215(3) of the Act to require the Offeror to acquire their TRL Shares in the event that CDL or its nominees acquires, pursuant to the Offer, such number of TRL Shares which, together with the TRL Shares held by CDL, its related corporations or the respective nominees of CDL or its related corporations, comprise 90% or more of TRL's issued and paid-up share capital.

Given that the Offeror has received valid acceptances in respect of such number of Offer Shares which together with the TRL Shares held by CDL, its related corporations or the respective nominees of CDL or its related corporations, amount to 215,756,141 TRL Shares, representing 95.102% of TRL's issued and paid-up share capital, dissenting shareholders will (subject to transfer of the relevant number of Offer Shares to the Offeror) have the right to require the Offeror to acquire their TRL Shares. The Offeror will give a notice in the prescribed form (Form 58) to the shareholders of TRL who had not accepted the Offer as at 3.30 p.m. on the Closing Date, in accordance with Section 215(3) of the Act.

Dissenting shareholders of TRL who wish to exercise such right are advised to seek their own independent legal advice.

Responsibility Statement

The Directors (including those who may have delegated detailed supervision of this announcement) have taken all [illegible] that the facts stated herein are fair and accurate and no material facts have been omitted